June 10, 2015

Capital Research and Management Company

333 South Hope Street

Los Angeles, CA 90071

Re: Investment Letter

Ladies and Gentlemen:

American Funds Retirement Income Portfolio Series (“AFRIS”), a Delaware domestic statutory trust (the “Series”), hereby offers to sell you, in each of its portfolios AFRIS – Conservative, AFRIS – Moderate, and AFRIS – Enhanced, 1,000 shares in each of in each portfolios’ Class A, Class B, Class C, Class F-1, Class F-2, Class R-1, Class R-2, Class R-2E, Class R-3, Class R-4, Class R-5 and Class R-6 shares of beneficial interest, no par value (the “Shares”), at a price of $10.00 per share upon the following terms and conditions:

You agree to pay to the Series the aggregate purchase price of $360,000.00 against delivery of a statement confirming the registration of the Shares in your name.

You represent to the Series that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.

You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Series, as shall be reflected in an Investment Advisory and Service Agreement between you and the Series. You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.

Very truly yours,
AMERICAN FUNDS RETIREMENT
INCOME PORTFOLIO SERIES

By
Steven I. Koszalka
Secretary

Confirmed and agreed to June 10, 2015

CAPITAL RESEARCH AND MANAGEMENT COMPANY

By
Michael J. Downer
Senior Vice President and Secretary